SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces the General Shareholders’ Meeting” dated on March 10, 2005.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Announces the General Shareholders’ Meeting

March 10, 2005 (01 page)

For more information, contact:

Daniel de Andrade Gomes

TELESP, São Paulo, Brazil

Tel.:    (55-11) 3549-7200

Fax:    (55-11) 3549-7202

E-mail: dgomes@telefonica.com.br

URL: www.telefonica.com.br

(São Paulo, Brazil – March 10, 2005) - The management of Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) announces the General Shareholders’ Meeting to be held on March 30, 2005, at 11:00 a.m., at the Company’s headquarters located at Rua Martiniano de Carvalho 851 (Auditorium), Bela Vista, in the capital of the State of São Paulo, to discuss the following agenda:

1.	Be posted by the Managers on the results, asses, discuss and vote on the Financial Statements of the Company and its subsidiaries, related to the fiscal year ended on December 31, 2004;

2.	Deliberate on the allocation of the results of the fiscal year 2004;

3.	Approve the capital budget of the Company for the fiscal year 2005;

4.	Appoint the members of the Audit Committee;

5.	Determine the remuneration of the members of the Management, the Board of Directors and the Audit Committee.

GENERAL INSTRUCTIONS

A)	The corresponding powers-of-attorney for the Meeting must be filed at the Company’s headquarters, at Rua Martiniano de Carvalho 851, 16th floor, São Paulo-SP (at Gerência Jurídica Societária, telephones: 3549-7421 and 3549-7423), on business days from Monday to Friday between 09:00 and 18:00 hours, with the deadline set on March 28, 2005 at 11:00 hours; in the case of entities, the powers-of-attorney must annex the corresponding documents or company’s acts that grant such representation;

B)	The shareholders participating in the Stock Exchange Custody Program for Nominal Shares who wish to participate in the referred Meeting shall submit to the Company’s headquarters an abstract of their shareholding position issued by the custodian entity from March 28, 2005 on, inclusive;

C)	The relevant documents related to the agenda that will be discussed in the Shareholders’ Meeting are available to the shareholders at the aforementioned address and time.

São Paulo, March 10, 2005

Fernando Xavier Ferreira

Chairman, Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: March 10, 2005	By:	/s/ Daniel de Andrade Gomes
	Name:	Daniel de Andrade Gomes
	Title:	Investor Relations Director